Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 16, 2007 relating to the consolidated financial statements and financial statement schedule of On Assignment, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the company’s adoption of Statement of Financial Accounting Standards No. 123R, Share Based Payment, effective January 1, 2006), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of On Assignment, Inc. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Los Angeles, California

April 25, 2007